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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 9)

VOLCOM, INC.
(Name of Subject Company)

TRANSFER HOLDING, INC.
PPR S.A.
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

92864N101
(Cusip Number of Class of Securities)

Michel Friocourt
General Counsel
PPR S.A.
10 avenue Hoche
75381 Paris, France
Telephone: +33 1 45 64 63 43

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$607,713,805.00	$70,555.57

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of all 24,426,120 outstanding shares of common stock of Volcom, Inc. ("Volcom"), par value $0.001 per share, at $24.50 per share. The transaction value also includes the aggregate offer price for 1,014,080 shares issuable pursuant to outstanding options with an exercise price less than $24.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $24.50 minus such exercise price. This is based on information provided by Volcom as of May 9, 2011, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$70,555.57	Filing Party:	Transfer Holding, Inc. and PPR S.A.
Form or Registration No.:	Schedule TO	Date Filed:	May 11, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

1	NAME OF REPORTING PERSON PPR S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF	7	SOLE VOTING POWER
SHARES		-0-
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 21,379,147*
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER
21,379,147*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,379,147*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.4%*

14	TYPE OF REPORTING PERSON (See Instructions)
CO

*    As of the date hereof, includes Shares (as defined below) of Volcom (as defined below) purchased by Purchaser (as defined below), a wholly owned subsidiary of PPR (as defined below) in the initial offering period of the Offer (as defined below) and Shares of Volcom tendered into the subsequent offering period of the Offer and accepted for payment by Purchaser. Percentage ownership is calculated based on 24,454,610 Volcom shares outstanding as of June 22, 2011, as reported by Volcom.

1	NAME OF REPORTING PERSON Transfer Holding, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		-0-
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 21,379,147*
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER
21,379,147*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,379,147*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.4%*

14	TYPE OF REPORTING PERSON (See Instructions)
CO

*    As of the date hereof, includes Shares (as defined below) of Volcom (as defined below) purchased by Purchaser (as defined below), a wholly owned subsidiary of PPR (as defined below) in the initial offering period of the Offer (as defined below) and Shares of Volcom tendered into the subsequent offering period of the Offer and accepted for payment by Purchaser. Percentage ownership is calculated based on 24,454,610 Volcom shares outstanding as of June 22, 2011, as reported by Volcom.

        This Amendment No. 9 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission "SEC") on May 11, 2011 and amended on May 19, 2011, May 23, 2011, May 24, 2011, June 3, 2011, June 8, 2011, June 10, 2011 and twice on June 17, 2011 (as amended and supplemented, the "Schedule TO") and is filed by PPR S.A., a "société anonyme à conseil d'administration" (corporation with a board of directors) organized under the laws of France ("PPR") and Transfer Holding, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of PPR S.A. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share of Volcom, Inc., a Delaware corporation ("Volcom"), at $24.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Schedule TO, including the Offer to Purchase, contains important information about the Offer and should be read carefully and entirely by Volcom shareholders before any decision is made with respect to the Offer. The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12.

Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

        Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

        "The subsequent offering period under the Offer expired at 5:30 p.m., New York City time, on Wednesday, June 22, 2011 and was not further extended. The Depositary for the Offer advised that, as of such time, an aggregate of approximately 3,692,991 Shares were validly tendered into the subsequent offering period, and Purchaser has accepted for payment all validly tendered Shares. Including those Shares purchased in the initial offering period under the Offer, Purchaser now owns a total of approximately 21,379,147 Shares, representing approximately 87.4% of the outstanding Shares. Payment for all such Shares has been or will promptly be made in accordance with the terms of the Offer.

        In accordance with the Merger Agreement, PPR intends to acquire all remaining Shares and complete the acquisition of Volcom by means of a merger of Purchaser with and into Volcom, whereby Volcom will become an indirect wholly owned subsidiary of PPR. In the Merger, each outstanding Share (other than any Shares held by Volcom, PPR, Purchaser and any of their respective subsidiaries, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger under Delaware law) will be converted into the right to receive $24.50 in cash, without interest and less any applicable withholding taxes. From and after the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of a Share will cease to have any rights with respect thereto, except the right to receive for each such Share $24.50 in cash, without interest and less any applicable withholding taxes.

        PPR plans to exercise its Top-Up Option pursuant to the terms of the Merger Agreement to acquire 15,256,551 newly issued Shares at a purchase price per Share equal to the offer price of $24.50. Following the exercise of the Top-Up Option, PPR expects to complete the Merger on an expedited basis pursuant to the short-form merger procedure available under Delaware law and in accordance with the terms of the Merger Agreement. Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market.

        On June 23, 2011, PPR and Volcom issued a joint press release announcing the results and expiration of the subsequent offering period under the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(H), and the information set forth in the press release is incorporated herein by reference."

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

Exhibit Number	Description
(a)(5)(H)	Joint Press Release issued by PPR S.A. and Volcom, Inc. on June 23, 2011.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2011

Transfer Holding, Inc.
By:	/s/ JEAN-FRANÇOIS PALUS
Name: Jean-François Palus Title: Chief Executive Officer
PPR S.A.
By:	/s/ JEAN-FRANÇOIS PALUS
Name: Jean-François Palus Title: Deputy Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(A)	*	Offer to Purchase dated May 11, 2011.
(a)(1)(B)	*	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Summary Newspaper Advertisement published in the Wall Street Journal on May 11, 2011.
(a)(5)(A)	*	Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PPR S.A. on May 2, 2011).
(a)(5)(B)	*	Press Release issued by PPR S.A. on May 11, 2011 announcing commencement of the tender offer.
(a)(5)(C)	*	Excerpt from presentation at PPR S.A.'s annual general meeting held on May 19, 2011.
(a)(5)(D)	*	Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 24, 2011.
(a)(5)(E)	*	Press Release issued by PPR S.A. on June 8, 2011.
(a)(5)(F)	*	Joint Press Release issued by PPR S.A. and Volcom, Inc. on June 10, 2011.
(a)(5)(G)	*	Press Release issued by PPR S.A. on June 17, 2011.
(a)(5)(H)		Joint Press Release issued by PPR S.A. and Volcom, Inc. on June 23, 2011.
(b)		Not applicable.
(c)		Not applicable.
(d)(1)	*
Agreement and Plan of Merger dated May 2, 2011 by and among PPR S.A., Transfer Holding, Inc. and Volcom, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(d)(2)	*
Share and Voting Agreement dated May 2, 2011 by and among PPR, S.A., Transfer Holding, Inc. and Richard R. Woolcott and René R. Woolcott (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(e)		Not applicable.
(f)		Not applicable.
(g)		Not applicable.
(h)		Not applicable.

*
Previously filed.

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  Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX